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                            August 23, 2021

       Carter Culver
       Senior Vice President & Deputy General Counsel
       Constellation Newholdco, Inc.
       c/o Exelon Corporation
       10 South Dearborn Street
       P.O. Box 805379
       Chicago, Illinois 60680-5379

                                                        Re: Constellation
Newholdco, Inc.
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted July 26,
2021
                                                            CIK 0001868275

       Dear Mr. Culver:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12B

       Summary, page 2

   1. We note your disclosure that your information statement contains estimates and projections regarding
market and industry data that were obtained from internal Company estimates as well as
third-party sources, such as market research, consultant surveys, publicly available
information and industry publications and surveys. Please revise to include the names and
dates of these studies or reports. To the extent that you
                                                        commissioned any of the
third-party data that you use in the prospectus, also provide the consent of the
third-party in accordance with Rule 436. Please also provide us with
 Carter Culver
FirstName  LastNameCarter  Culver
Constellation Newholdco, Inc.
Comapany
August 23, NameConstellation
            2021              Newholdco, Inc.
August
Page 2 23, 2021 Page 2
FirstName LastName
         supplemental support, or in the alternative provide citations, for all statements that relate to your competitive position within your industry or your market opportunity.
2.       You state that you are "America   s leading clean energy company."
Revise to substantiate
         this claim and your other competitive statements in the first paragraph on page 1.
Reasons for the Separation, page 11

3.       Please expand the disclosure to further describe the differences
between Exelon   s
            competitive generation and customer-facing energy businesses    and
its    regulated
         electric distribution and transmission and gas distribution businesses."
Our results could be negatively affected by the impacts of COVID-19, page 23

4. You disclose that COVID-19 "could" negatively affect your ability to operate your generating assets, your ability to access capital markets, and your results of operations.
         Please revise your disclosure here and elsewhere as appropriate to clarify that COVID-19 has impacted you and disclose any material effects of COVID-19 on your business, financial condition and results of operations. In this regard, we note your disclosure on page 95 that the estimated impact to your net income was approximately $170 million for the year ended December 31, 2020. Also discuss what management expects the pandemic's future impact will be, how management is responding to evolving events, and how it is planning for COVID-19- related uncertainties. For guidance, consider the
         Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.
We could be negatively affected by the impacts of weather, page 25

5. You disclose on page 96 that beginning on February 15, 2021, your Texas-based generating assets within the ERCOT market, specifically Colorado Bend II, Wolf Hollow
         II, and Handley, experienced periodic outages as a result of historically severe cold weather conditions. You also disclose that Exelon and Generation estimate a reduction in net income of approximately $670 million to $820 million for the full year 2021 arising from these market and weather conditions. Please expand this risk factor to reflect this event.
The Separation
Background, page 38

6. Please revise to disclose whether the Exelon board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were not pursued.
7. We note the disclosure on page 38 that "each holder of Exelon common stock will receive share of [y]our common stock for every share of Exelon common stock held...on...the record date." Please clarify that the issuance of shares of the
Company   s common
         stock is based on the current assumption of one share of your common stock for each
 Carter Culver
FirstName  LastNameCarter  Culver
Constellation Newholdco, Inc.
Comapany
August 23, NameConstellation
            2021              Newholdco, Inc.
August
Page 3 23, 2021 Page 3
FirstName LastName
         share of Exelon common stock outstanding on the record date on a pro rata basis.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 47

8. Please expand your disclosure to present historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02-(a)(9)(i) of Regulation
S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
95

9. You disclose under Our Competitive Strengths that your commitment to an investment grade credit rating remains paramount and that you view a strong balance sheet as a competitive strength that will position you to pursue value enhancing opportunities. We
         also note that S&P lowered your senior unsecured debt rating to    BBB
   from    BBB+    on
         November 4, 2020 and to    BBB-    from    BBB    on February 24,
2021. Please discuss and
         analyze material changes in your financial position. Please refer to
Item 303 of
         Regulation S-K.
Results of Operations , page 104

10.      You disclose revenues net of purchased power and fuel expense (   RNF
 ) on
         a consolidated and segment basis. Your current disclosure of RNF on a consolidated basis outside of the segment footnote is a non-GAAP measure. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting this as a measure of revenue. If revenues net of purchased power and fuel expense is intended to be presented as a measure of gross profit, tell us whether you considered the use of a different caption and the presentation of a reconciliation for this non-
         GAAP measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of
         Regulation S-K.
11. Please discuss and analyze the operating revenues and purchased power and fuel expense line items on a consolidated basis in your results of operations. Please also quantify the underlying reasons for material changes in RNF by region disclosed on page 108. Please refer to Item 303(b) of Regulation S-K.
Liquidity and Capital Resources, page 110

12. You disclose that changes in your cash flows from operations were generally consistent with changes in results of operations, as adjusted by changes in working capital in the normal course of business. Please revise to discuss and analyze why Changes in working capital and other noncurrent assets and liabilities decreased by $2.633 billion in 2020.
         Please also discuss and analyze why net cash flows provided by operating activities declined from $3.9 billion in 2018 to $584 million in 2020.
 Carter Culver
Constellation Newholdco, Inc.
August 23, 2021
Page 4
Certain Relationships and Related Party Transactions
Agreements with Exelon Related to the Separation, page 154

13. Please revise to describe the material terms of each of your transition services agreement, tax matters agreement, and employment matters agreement.
Financial Statements
Consolidated Statements of Cash Flows, page F-5

14. You disclose a $4.4 billion decrease in net cash flows provided by operating activities in
      Other Assets and Liabilities in 2020. Please disaggregate the material amounts of Other
      Assets and Liabilities that comprise the $4.4 billion net decrease in cash flows provided by operating activities in 2020.
Exhibits

15. We note your disclosure that you expect that Generation will enter into an amended and restated credit agreement providing for a revolving credit facility. Please file a copy of this agreement as an exhibit when it is available. In addition, please file the indenture governing Generation's $4.2 billion aggregate principal amount of senior notes outstanding and any material project financing credit agreements. Refer to Item 601(b) of
      Regulation S-K.
General

16. We note your disclosure that no vote of Exelon stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for that statement.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameCarter Culver
                                                            Division of
Corporation Finance
Comapany NameConstellation Newholdco, Inc.
                                                            Office of Energy &
Transportation
August 23, 2021 Page 4
cc:       Tiffany Chan, Esq.
FirstName LastName